Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust provides financial and operational updates and announces April distribution

     CALGARY, March 26 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust's ("Penn West's") management and Board of Directors regularly monitors commodity prices and financial markets to ensure its capital programs and distribution levels continue at appropriate levels. While oil prices are strengthening, the outlook for natural gas pricing looks challenging over the mid-term. Given this outlook and the level of current opportunities to make accretive, strategic acquisitions, Penn West believes it prudent to limit 2009 capital spending to the lower end of our guidance range and to adjust our distribution level.

     Production

     Penn West maintains its current production guidance of 180,000 boe per day, excluding dispositions, for the first six months of 2009. All previously announced asset dispositions have now closed. We anticipate that the impact on first half production guidance from our dispositions will be approximately one percent.

     Hedging

     While the outlook for crude oil prices continues to improve, Penn West remains watchful of the underlying fundamentals for natural gas over the remainder of 2009. As part of its ongoing risk management program, Penn West recently hedged 15,000 barrels per day of our 2010 crude oil production using collars with an average WTI floor price of approximately US$52 and an average
WTI ceiling price of approximately US$68. In addition, to bolster downside protection on 2010 natural gas prices, we extracted a portion of the value from our April to October 2009 natural gas collars on 100,000 gigajoules
('GJ") per day by lowering the floor price of these contracts from $8.25 per
GJ to $6.50 per GJ. The proceeds were used to enhance the pricing on new natural gas collars to above market pricing on 63,000 GJ per day from November
2009 to October 2010 to average floor prices of $6.50 per GJ and average ceiling prices of $9.50 per GJ.

     Capital Program

     Based on current market conditions, we are targeting a 2009 capital program towards the lower end of our previous $600 million to $825 million guidance. Our base capital focus remains on low-cost volume additions through optimization projects, continued resource play development as well as restoring production by ongoing field maintenance activities.

     Distributions

     The Penn West Board of Directors recently approved a reduction to our monthly distribution to unitholders from $0.23 per unit to $0.15 per unit, subject to changes in commodity prices, production levels and capital expenditures. This reduction will be recognized in the cash distribution payable to unitholders for the April 2009 cash distribution, payable on May
15, 2009, to unitholders of record on April 30, 2009. The ex-distribution date is April 28, 2009. Resultant funds flow in excess of capital spending and cash distributions will be allocated to acquisitions or further debt reduction. The revised distribution rate, annualized, represents a cash-on-cash yield of approximately 13 percent based on the March 26, 2009 closing unit price of
$14.16 on the Toronto Stock Exchange and represents a reduction of approximately 35 percent from our March 2009 distribution.
     The April 2009 distribution of CDN$0.15 per unit is equivalent to approximately US$0.12 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals
US$0.80. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West's transfer agent, and will be paid in
U.S. currency using the exchange rate in effect on the record date.
Non-registered U.S. unitholders will receive their distributions through their brokers.

     Financial Information

     Unless otherwise stated, all dollar amounts are stated in Canadian dollars.

     Boe Conversion

     Boes (barrels of oil equivalent) are derived by converting gas to oil in the ratio of six thousand cubic feet ("Mcf") of gas to one barrel ("bbl") of oil (6 Mcf : 1 bbl). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our outlook for oil and natural gas prices; our belief that there are opportunities to cost effectively acquire strategic oil and gas properties; our expectations as to our average daily production volumes in the first half of 2009; our expectations as to the amount of our 2009 annual capital expenditure budget and the nature of the expenditures to be made; future distribution levels; and
our intention to use excess funds flow for acquisitions and debt reduction.
With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels;
future exchange rates; the amount of future cash distributions that we intend to pay; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things:
competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic conditions in Canada, the
U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; changes in tax laws; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for dispositions, acquisitions and mergers; and the other factors described in our public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 19:18e 26-MAR-09